U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

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FORM 3

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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES







    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

      Section 17(a) of the Public Utility Holding Company Act of 1935 or

              Section 30(f) of the Investment Company Act of 1940



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1. Name and Address of Reporting Person*



   Pangaea Fund Limited

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  (Last)                             (First)                         (Middle)



   c/o MeesPierson Fund Services (Bahamas) Limited

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                                     (Street)



   Windermere House

   404 East Bay Street

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  (City)                             (State)                          (Zip)



   Nassau, Bahmas

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2. Date of Event Requiring Statement (Month/Day/Year)



   9/3/97

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3. IRS or Social Security Number of Reporting Person (Voluntary)





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4. Issuer Name AND Ticker or Trading Symbol



   Globalink, Inc. (GNK)

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5. Relationship of Reporting Person(s) to Issuer:

       (Check all applicable)





                  Director                   X     10% Owner

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                  Officer (give                    Other (Specify

           -----           title below)    ------         below)



         Chairman of the Board, Chief Executive Officer and President



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6. If Amendment, Date of Original       (Month/Day/Year)





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7. Individual or Joint/Group Filing     (Check Applicable Line)



       Form filed by One Reporting Person

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  X    Form filed by More than One Reporting Person

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            Table 1 -- Non-Derivative Securities Beneficially Owned



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




1. Title of Security      2. Amount of Securities     3. Ownership Form:      4. Nature of Indirect

   (Instr. 4)                Beneficially Owned          Direct (D) or           Beneficial

                            (Instr. 4)                   Indirect (I)            Ownership

                                                         (Instr. 5)              (Instr. 4)

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



   Common Stock              2,304,805 (Note 1)           D

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



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



*If the form is filed by more than one reporting person, see Instruction

 5(b)(v).





        Table II -- Derivative Securities Beneficially Owned (e.g.,

 puts, calls, warrants, options, convertible securities)

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1. Title of Derivative      2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of

    Security                   cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect

   (Instr. 4)                  Expiration      (Instr. 4)                         Price of        Derivative      Beneficial

                               Date                                               Derivative      Security:       Ownership

                               (Month/Day/                                         Security       Direct (D)      (Instr. 5)

                               Year)                                                              or

                               ------- ------- ---------------------------------                  Indirect (I)

                               Date    Expira-                            Amount                  (Instr. 5)

                               Exer-   tion                               or

                               cisable Date             Title             Number

                                                                          of

                                                                          Shares

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

   Warrants                   10/3/96  10/3/00   Common Stock             33,613   5.25             D

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   Warrants                   3/27/97  3/27/01   Common Stock             85,586   4.30             D

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



Explanation of Responses:

       See additional pages attached





**Intentional misstatements or omissions of facts constitute Federal Criminal

  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.





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                              **Signature of Reporting Person         Date




Information Concerning Other Reporting Persons



1.	Pangaea Asset Management, Inc. ("PAMI")	(Note 2)

	250 Kitchawan Road

	South Salem, New York  10590



2.	Lucas Tanner ("Mr. Tanner")	(Note 2)

	300 Park Avenue

	17th Floor

	New York, New York  10022



	Notes



(1)	Such shares were acquired by Pangaea Fund Limited (the "Fund")

on September 3, 1997 in a single transaction in exchange for 2,302 outstanding shares of the Issuer's Series A-3 Convertible Preferred

Stock.  This single transaction caused the Fund to beneficially own in excess of 10% of the Issuer's outstanding Common Stock.

Accordingly, this Form 3 is being filed.  However, all such shares have been sold by the Fund so that, as of the date of this Form 3,

the Fund's beneficial ownership (as defined in Rule 16a-1(a)(1)) of the outstanding Common Stock of the Issuer is less than 10%.



(2)	PAMI and Mr. Tanner may be deemed to indirectly beneficially own the equity securities owned by the Fund.  PAMI is the investment advisor to the Fund and has a limited pecuniary interest in the securities in which the Fund invests.  Mr. Tanner is the sole stockholder, director and executive officer of PAMI and, in such capacity, has an indirect pecuniary interest in the Fund's

securities.  Except as described above, neither PAMI nor Mr. Tanner beneficially own any equity securities of the Issuer.  By reason of the Fund's sale of shares reported in Note (1), as of the date of this Form 3, PAMI and Mr. Tanner beneficially own less than 10% of the Issuer's outstanding Common Stock.







Form 3 Signature Page



Designated Filer:  Pangaea Fund Limited



Date of Event Requiring Statement:  09/03/97



Issuer Name and Trading Symbol:  Globalink, Inc. (GNK)







Date:  September 15, 1997	PANGAEA FUND LIMITED







	By:   /s/ Cedric L. Carroll

		Name:  Cedric L. Carroll

		Title:  Vice-President







	By:    /s/ Rhonda McDeigan-Eldridge

		Name:  Rhonda McDeigan-Eldridge

		Title:  President





	PANGAEA ASSET

	   MANAGEMENT, INC.







	By:     /s/ Lucas Tanner

		Lucas Tanner

		President







	       /s/ Lucas Tanner

			Lucas Tanner